UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St.

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Securities Exchange Agreement

On November 30, 2025 (the “Effective Date”), Rail Vision Ltd. (the “Company”) entered into a securities exchange agreement (the “Exchange Agreement”) with Quantum Transportation Ltd., an Israeli company (“Quantum Transportation”), and certain of the shareholders of Quantum Transportation (the “Quantum Transportation Shareholders”), including Mr. Eli Yoresh and Mr. Ofer Naveh, the Company’s chairman of the board of directors and chief financial officer, respectively, pursuant to which the Company agreed to issue to the Quantum Transportation Shareholders an aggregate of 2,982,710 of the Company’s ordinary shares, representing 4.99% of the Company’s issued and outstanding shares capital immediately prior to such issuance, in exchange for 51% of Quantum Transportation’s issued and outstanding share capital on a fully diluted and post-closing basis, equal to 55,249 of Quantum Transportation’s ordinary shares (the “Acquisition”). The Acquisition is expected to close in late December 2025 to early January 2026 (such date, the “Closing Date”), subject to the satisfaction of customary closing conditions, and upon closing, will result in Quantum Transportation becoming a majority-owned subsidiary of the Company.

The Exchange Agreement contains customary representations, warranties and agreements by each of the Company, Quantum Transportation and the Quantum Transportation Shareholders. The representations, warranties and covenants contained in the Exchange Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and were subject to limitations agreed upon by the contracting parties.

Convertible Loan Agreement

In connection with the Exchange Agreement, on or prior to the Closing Date, the Company and Quantum Transportation will enter into a convertible loan agreement (the “Loan Agreement”) pursuant to which the Company will provide Quantum Transportation with a convertible loan in the amount of up to $700,000 (the “Principal Amount”), which may be drawn down, in whole or in part, from time to time in accordance with the terms of the Loan Agreement.

The Principal Amount plus interest accrued thereon (the “Loan Amount”) shall be repaid in one payment on the 24-month anniversary of the date of the Loan Agreement (the “Initial Term”), unless extended upon the mutual agreement of the parties (the “Extended Term”). The Loan Amount will bear interest at the rate of 8% per annum from the date Quantum Transportation actually receives any portion thereof from the Company during the Initial Term, which will be increased to 12% per annum during the Extended Term, in each case until repayment or conversion of the Loan Amount.

During the Initial Term or Extended Term, if applicable, the Company has the right, in its sole discretion, to convert the Loan Amount into the then most senior class of shares of Quantum Transportation at a conversion price equal to the lower of (i) the exchange valuation of Quantum Transportation pursuant to the exchange mechanism set out under the Exchange Agreement or (ii) the price per share in a future equity investment in Quantum Transportation, subject to certain conditions, in an amount exceeding US $700,000.

The proceeds for the Loan Agreement are intended to be used by Quantum Transportation in connection with its ongoing business activities in accordance with and subject to a budget agreed to between the Company and Quantum Transportation.

The Loan Agreement contains customary representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants and events of default.

On December 1, 2025, the Company issued a press release titled “Rail Vision Enters the Quantum Transportation Market with Strategic Acquisition Agreement,” a copy of which is furnished as Exhibit 99.1 hereto. Copies of the Exchange Agreement and the Loan Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068, 333-272933, 333-277963 and 333-278645) and Form S-8 (File Nos. 333-265968, 333-281329 and 333-286652), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Acquisition is expected to close in late December 2025 to early January 2026 and that the Company will enter into the Loan Agreement on or prior to the Closing Date. In fact, the closing of the Acquisition and the entry into the Loan Agreement are subject to various conditions and contingencies as are customary in such transactions in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Acquisition may not close and the Company may not enter into the Loan Agreement. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

Exhibit Index

Exhibit No.	Description

10.1^	Securities Exchange Agreement, by and between Rail Vision Ltd., Quantum Transportation Ltd. and certain shareholders of Quantum Transportation Ltd., dated November 30, 2025

10.2^	Form of Convertible Loan Agreement, by and between Rail Vision Ltd. and Quantum Transportation Ltd.

99.1	Press Release issued by Rail Vision Ltd. on December 1, 2025, titled: “Rail Vision Enters the Quantum Transportation Market with Strategic Acquisition Agreement”

^	Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish a copy of all omitted schedules and exhibits to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAIL VISION LTD.

Date: December 1, 2025	By:	/s/ David BenDavid
David BenDavid
Chief Executive Officer